11016474

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Management and Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Tama Street, Building B
(No. and Street)

Marion (City) | Iowa (State) | 52302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seth Gilkes | (319) 730-5321
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

2800 Post Oak Boulevard, Suite 3200 (Address) | Houston (City) | Texas (State) | 77056 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M.A. 3/12

3/19

OATH OR AFFIRMATION

I, Seth Gilkes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Management and Research, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

NOTARIAL SEAL IOWA
MICHELLE R. HARTZELL
COMMISSION NO. 163625
MY COMMISSION EXPIRES
Jan. 22, 2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities Management and Research, Inc.

Accountants' Report and Financial Statements

December 31, 2010 and 2009

Securities Management and Research, Inc.
December 31, 2010 and 2009

Contents

BKD LLP
CPAs & Advisors

2800 Post Oak Boulevard, Suite 3200
Houston, TX 77056-6167
713.499.4600 Fax 713.499.4699 www.bkd.com

Report of Independent Registered Public Accounting Firm on Financial Statements and Supplementary Information

Board of Directors
Securities Management and Research, Inc.
Marion, Iowa

We have audited the accompanying statements of financial condition of Securities Management and Research, Inc., as of December 31, 2010 (successor period) and 2009 (predecessor period), and the related statements of operations, stockholder's equity and cash flows for December 31, 2010 (successor period), for the period from January 1, 2010 through December 30, 2010 (predecessor period), and for the year ended December 31, 2009 (predecessor period), that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Management and Research, Inc., as of December 31, 2010 (successor period) and 2009 (predecessor period), and the results of its operations and its cash flows for December 31, 2010 (successor period), for the period from January 1, 2010 through December 30, 2010 (predecessor period), and for the year ended December 31, 2009 (predecessor period), in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as of and for the years ended December 31, 2010 (successor period) and 2009 (predecessor period), taken as a whole. The information contained in the schedules for December 31, 2010 (successor period), for the period from January 1, 2010 through December 30, 2010 (predecessor period), and for the year ended December 31, 2009 (predecessor period), is presented for purposes of additional

analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements for December 31, 2010 (successor period), for the period from January 1, 2010 through December 30, 2010 (predecessor period), and for the year ended December 31, 2009 (predecessor period), and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

February 25, 2011

(THIS PAGE INTENTIONALLY LEFT BLANK)

Securities Management and Research, Inc.
Statements of Financial Condition
December 31, 2010 and 2009

Assets

	Successor Period 2010	Predecessor Period 2009
Cash and cash equivalents	$ 994,860	$ 4,742,437
Cash segregated under federal regulations	-	650
Accounts receivable:		
Due from affiliated registered investment companies for:		
Investment advisory fees	-	382,916
Expense reimbursement	-	40,623
Receivable from parent for variable commissions	-	60,058
Other:		
Affiliates	2,405	173,712
Non-affiliates	11,500	52,081
Prepaid and other assets	18,187	351,054
Investment in marketable securities (cost of $0 in 2010, $9,504,609 in 2009)	-	10,623,810
Fixed assets (net of accumulated depreciation $0 in 2010, $2,102,479 in 2009)	-	71,725
Deferred commission	-	21,717
Deferred income tax	-	404,951
Receivable from parent in lieu of income taxes	-	112,650
Intangible assets	612,376	-
	$ 1,639,328	$ 17,038,384

See Notes to Financial Statements

	Successor Period 2010	Predecessor Period 2009
Liabilities		
Due to affiliated registered investment companies for sales of their capital stock	$ -	$ 650
Due to affiliated registered investment companies for excess expense reimbursements	-	128,535
Due to dealers and representatives for commissions	16,474	106,536
Trade payables and accrued expenses	10,477	536,837
Stock appreciation rights	-	109,938
Deferred income tax	235,765	-
Total liabilities	262,716	882,496
Stockholder's Equity		
Common stock, par value $1 per share authorized, issued and outstanding, 1,000,000 shares	1,000,000	1,000,000
Additional paid-in capital	(999,999)	1,720,000
Retained earnings	1,376,611	13,435,888
Total stockholder's equity	1,376,612	16,155,888
Total liabilities and stockholder's equity	$ 1,639,328	$ 17,038,384

Securities Management and Research, Inc.
Statements of Operations

	Successor Period	Predecessor Period	
	December 31, 2010	January 1, 2010 - December 30, 2010	Year Ended December 31, 2009
Revenues			
Underwriting income from sales of capital stock:			
Affiliated registered investment companies	$ -	$ 48,554	$ 81,189
Unaffiliated registered investment companies	-	1,545,600	1,224,215
Investment advisory fees, other	-	43,241	32,015
Variable commissions earned	-	2,399,234	2,878,972
Service fees, parent	-	1,513,886	2,203,546
Distribution plan fees	-	11,530	37,723
Affect of change of control	1,376,611	-	-
Income (loss) from investments:			
Net realized and unrealized gain (loss) from investments	-	(272,452)	633,743
Dividends	-	144,715	326,063
Interest	-	498	2,540
Other income	-	2,962	2,417
Total revenues	1,376,611	5,437,768	7,422,423
Expenses			
Employee compensation and benefits	-	3,389,508	2,419,651
Commissions to dealers and representatives	-	3,591,443	3,867,445
Occupancy and equipment rental	-	316,621	386,694
Service agreement with American National	-	849,492	1,864,349
Other operating expenses	-	634,172	543,992
Total expenses	0	8,781,236	9,082,131
Income (Loss) Before Taxes	1,376,611	(3,343,468)	(1,659,708)

Securities Management and Research, Inc.
Statements of Operations (Continued)

	Successor Period	Predecessor Period	
	December 31, 2010	January 1, 2010 - December 30, 2010	Year Ended December 31, 2009
Federal Income Tax Expense (Benefit)			
Current	$ -	$ (1,537,078)	$ (712,530)
Deferred	-	341,882	108,489
	0	(1,195,196)	(604,041)
Income (Loss) From Continuing Operations	1,376,611	(2,148,272)	(1,055,667)
Income (loss) from discontinued operations (mutual fund operations), net of income tax expense (benefit) of $(104,690) and $317,097, respectively, see Note 13	-	(194,422)	588,895
Income from discontinued operations (investment advisor), net of income tax expense of $533,324 and $374,561, respectively, see Note 13	-	990,460	695,612
Net Income (Loss)	$ 1,376,611	$ (1,352,234)	$ 228,840

Securities Management and Research, Inc.

Statements of Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Predecessor Period				
Balance, January 1, 2009	$ 1,000,000	$ 1,720,000	$ 18,207,048	$ 20,927,048
Dividend paid ($5 per share)	-	-	(5,000,000)	(5,000,000)
Net income	-	-	228,840	228,840
Balance, December 31, 2009	1,000,000	1,720,000	13,435,888	16,155,888
Dividend to American National	-	(1,720,000)	(12,083,654)	(13,803,654)
Net loss	-	-	(1,352,234)	(1,352,234)
Balance, December 30, 2010	1,000,000	-	-	1,000,000
Successor Period				
Acquisition by ONE Financial, Inc.	-	(999,999)	-	(999,999)
Net income	-	-	1,376,611	1,376,611
Balance, December 31, 2010	$ 1,000,000	$ (999,999)	$ 1,376,611	$ 1,376,612

Securities Management and Research, Inc.

Statements of Cash Flows

	Successor Period	Predecessor Period	
	December 31, 2010	January 1, 2010 - December 30, 2010	Year Ended December 31, 2009
Operating Activities			
Net income (loss)	$ 1,376,611	$ (1,352,234)	$ 228,840
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Noncash items included in net income:			
Depreciation	-	31,646	53,526
Realized gains on sales of marketable equity securities	-	(846,692)	(198,853)
Unrealized (gains) losses on marketable equity securities	-	1,119,201	(2,476,219)
Deferred income taxes	-	341,882	108,489
Reinvestment of dividends from registered investment companies	-	(67,408)	(324,268)
Reinvestment of capital gains dividends from registered investment companies	-	(69,853)	(445)
Impairment losses on investments	-	-	2,041,328
Gain on acquisition by ONE Financial, Inc.	(1,376,611)	-	-
Changes in:			
Receivables	-	695,485	194,743
Prepaid expenses and other assets	-	417,653	20,212
Trade payables and accrued expenses	-	(742,895)	289,954
Net cash used in operating activities	0	(473,215)	(62,693)
Investing Activities			
Redemption of shares of registered investment company	-	10,488,562	5,003,007
Purchases of fixed assets	-	(2,828)	(43,988)
Proceeds from the transfer of fixed assets	-	42,907	-
Reduction of segregated cash account	-	650	4,181
Net cash provided by investing activities	0	10,529,291	4,963,200
Financing Activity			
Dividend paid to American National	-	(13,803,653)	(5,000,000)
Net cash used in financing activity	0	(13,803,653)	(5,000,000)
Net Decrease in Cash and Cash Equivalents	-	(3,747,577)	(99,493)
Cash and Cash Equivalents, Beginning of Period	994,860	4,742,437	4,841,930
Cash and Cash Equivalents, End of Period	$ 994,860	$ 994,860	$ 4,742,437

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Securities Management and Research, Inc. ("SM&R "or "the Company"), is registered as an investment advisor under the Investment Advisers Act of 1940 and as a broker-dealer under the Securities Exchange Act of 1934. SM&R's transactions as a broker-dealer for the years ended December 31, 2010 and 2009, were principally in connection with the sale and redemption of redeemable securities of registered investment companies managed by SM&R (the Funds) and variable commissions earned on variable products sold by American National Insurance Company (American National), SM&R's parent company until December 30, 2010. Certain officers and directors of SM&R are affiliated with these registered investment companies.

The Company operates pursuant to the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3 and for any customer funds received and maintains a "Special Account for the Exclusive Benefit of Customers" (see further discussion at Note 2). The Company is registered with the SEC and various states and the Financial Industry Regulation Authority (FINRA). The Company is subject to periodic examinations by these regulatory authorities.

During 2010, the Company entered into an agreement to sell its right to receive future management fees for services provided to SM&R Investments, Inc., and to close American National Investment Accounts, Inc., both related entities with common ownership (collectively, the "affiliated mutual funds operating segment"). The transactions closed in the second quarter of 2010. See Note 13 for further explanation. As a result of these transactions, the operating segment is considered discontinued operations.

In October 2010, American National entered into a Stock Purchase Agreement (the Agreement) with Berthel, Fisher & Co. (Berthel), to sell 100 percent of SM&R's common stock to a subsidiary of Berthel, ONE Financial, Inc. (Buyer). Per the agreement, 100 percent of the Company's $1 par value common stock was transferred to the Buyer for consideration of $1. The agreement was also contingent on SM&R having $1,000,000 in net capital on the closing date, which would consist of cash and cash equivalents along with prepaid expense items. The stock purchase transaction closed on December 31, 2010. Immediately prior to the closing of the transaction with Berthel, the Company paid dividends to American National totaling $13,803,654 to reduce net capital to $1,000,000. The Company's financial statements titled as successor represents the financial statements after the change in control as a result of the Agreement (see Note 12).

Under the stock purchase agreement, a portion of the former SM&R, the Investment Advisor Operation, will remain with American National and was accounted for as a second discontinued operation. See Note 13 for further explanation. Pursuant to the agreement, SM&R terminated the stock appreciation rights (SARs) and pension plans, which were transferred and assigned to American National.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material assets that are particularly susceptible to significant change relate to the determination of other-than-temporary impairments (OTTI), valuation of deferred tax assets and fair values of financial instruments.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2010 and 2009, cash equivalents consisted primarily of money market accounts.

The financial institutions holding the Company's cash accounts are participating in the Federal Deposit Insurance Corporation's (FDIC) Transaction Account Guarantee Program. Under that program, through December 31, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Pursuant to legislation enacted in 2010, the FDIC will fully insure all noninterest-bearing transaction accounts beginning December 31, 2010 through December 31, 2012, at all FDIC-insured institutions.

Effective July 21, 2010, the FDIC's insurance limits were permanently increased to $250,000. At December 31, 2010 (successor period), the Company's interest-bearing cash accounts did not exceed federally insured limits.

Investments

Transactions in registered investment company shares are recorded on the trade date. The cost of investments sold is determined by average cost. Marketable equity securities are recorded at market value. The net unrealized gain or loss is included in income.

Fixed Assets

Fixed assets consist primarily of office equipment, carried at cost. The equipment is being depreciated using the straight-line method over periods ranging from three to 10 years. Prior to the change in control, all fixed assets were transferred to American National and included in the net dividends paid.

Intangible Assets

Intangible assets are being amortized on the straight-line basis over 10 years. Such assets are periodically evaluated as to the recoverability of their carrying values.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (Accounting Standards Codification [ASC] 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management's judgment.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company will file a consolidated income tax return with American National for the year ended December 31, 2010.

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end SM&R mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding five years, the periods of time estimated by management of the Funds during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges

received from shareholders of those funds upon the redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received. Any remaining deferred sales commissions were written off as of the date of the sale of the Funds (see Note 13).

Income and Expense Recognition

Investment advisory and service fees are recorded as revenue as the related services are performed. Purchases and sales of shares of the Funds in connection with the underwriting activities of SM&R, including related commissions on income, are recorded on the trade date. Dividends from investments in marketable equity securities are recognized on the ex-dividend date. Interest income on investments is accrued as earned.

Reclassifications

Certain reclassifications have been made to the 2009 financial statements to conform to the 2010 financial statement presentation. These reclassifications had no effect on net earnings.

Note 2: Cash Segregated Under Federal Regulations

At December 31, 2010 (successor period) and 2009 (predecessor period), cash received from customers for investments of $0 and $650, respectively, was segregated in a "Special Bank Account for the Exclusive Benefit of Customers" as required under Rule (k)(2)(i) of the SEC.

Note 3: Investment in Marketable Securities

Marketable securities include investments in shares of the Funds and a certificate of deposit that totaled $0 at December 31, 2010 (successor period), and $10,623,810 at December 31, 2009 (predecessor period). Dividend and interest income earned on such investments was $0 on December 31, 2010 (successor period), $145,213 during the period from January 1, 2010 through December 30, 2010 (predecessor period), and $328,602 in 2009 (predecessor period). The market value of marketable securities includes no unrealized gains or losses at December 31, 2010 (successor period), and $1,119,201 of unrealized losses at December 31, 2009 (predecessor period).

Realized gains (losses) and OTTI from investments are summarized as follows:

	Predecessor Period	
	January 1, 2010 - December 30, 2010	Year Ended December 31, 2009
Investment securities:		
Proceeds from sales	$ 10,488,562	$ 5,003,007
Cost of securities sold	9,641,870	4,804,154
	846,692	198,853
Capital gain distribution from affiliated funds	69,853	445
Total realized gains	$ 916,545	$ 199,298
Impairments on marketable securities	$ 0	$ 2,041,328

The Company evaluates all marketable securities on a quarterly basis and recognizes OTTI on all of those where market value is less that 75 percent of book value for six consecutive months or more. All securities that have an unrealized loss are also evaluated and impairments are recognized for any securities, regardless of length of time that they have had an unrealized loss, where management believes the carrying value will not be realized. For the remaining securities with unrealized losses, management believes the losses are temporary, and the Company has the ability and intent to hold these securities until a market price recovery.

Note 4: Transactions With Affiliates

On January 1, 1987, SM&R and American National entered into an Investment Advisory Agreement whereby SM&R acts as investment advisor to American National. On February 2, 1998, SM&R and Comprehensive Investment Services (CIS) entered into an investment advisory agreement whereby SM&R acts as investment advisor to CIS. CIS is a wholly owned subsidiary of American National. Total payments by American National and CIS to SM&R for investment advisory fees were $0, $2,409,275 and $2,365,937 on December 31, 2010 (successor period), for the period January 1, 2010 through December 30, 2010 (predecessor period), and for the year ended December 31, 2009 (predecessor period), respectively.

SM&R and American National are parties to a service agreement pursuant to which SM&R has agreed (i) to use its best efforts to remain qualified and licensed as a broker-dealer in those states selected by American National; (ii) as mutually agreed upon from time to time to train and supervise selected agents of American National in the sale of securities; and (iii) to perform certain accounting and miscellaneous services for American National. American National has agreed to provide (i) certain personnel, investment information and resources (but not investment advice or recommendations); (ii) the use of certain printing facilities; and (iii) the use of certain electronic data processing equipment and certain office facilities, equipment and materials, some of which will or may be used by SM&R in meeting its obligations to the Funds under their advisory agreements. SM&R has agreed to reimburse American National monthly for its pro rata portion of the actual cost in supplying such services and facilities to SM&R.

Total expenses incurred by SM&R under the service agreement with American National on December 31, 2010 (successor period), for the period January 1, 2010 through December 30, 2010 (predecessor period), and for the year ended December 31, 2009 (predecessor period), totaled $0, $849,192 and $1,864,349, respectively. These amounts are included in "Service agreement with American National" in the accompanying statements of operations. On December 31, 2010 (successor period), for the period January 1, 2010 through December 30, 2010 (predecessor period), and for the year ended December 31, 2009 (predecessor period), American National reimbursed SM&R $0, $1,513,886 and $2,203,546, respectively, for services, equipment and facilities under the service agreement. This amount is included in "service fees, parent" in the accompanying statements of operations. On December 31, 2010 (successor period), for the period January 1, 2010 through December 30, 2010 (predecessor period), and for the year ended December 31, 2009 (predecessor period), SM&R was reimbursed $0, $22,795 and $58,395, respectively, from CIS for services, equipment and facilities. These amounts are included in "other operating expenses" in the accompany statements of operations.

Under the investment advisory agreements between SM&R and the Funds, SM&R reimburses certain expenses of each of the Funds if the Funds' expenses exceed certain limitations. On December 31, 2010 (successor period), for the period January 1, 2010 through December 30, 2010 (predecessor period), and for the year ended December 31, 2009 (predecessor period), reimbursements for excess expenses amounted to $0, $507,573 and $1,380,886, respectively. This amount is included in "other operating expenses" in the accompanying statements of operations.

As discussed in Note 1, on December 31, 2010 (successor period), American National is no longer the parent of SM&R.

Note 5: Income Taxes

The benefit for income taxes includes these components:

	Successor Period	Predecessor Period	
	December 31, 2010	January 1, 2010 - December 30, 2010	Year Ended December 31, 2009
Taxes currently payable	$ -	$ (1,537,078)	$ (712,530)
Deferred income taxes	-	341,882	108,489
Income tax expense (benefit)	$ 0	$ (1,195,196)	$ (604,041)

A reconciliation of income tax benefit at the statutory rate to the Company's actual income tax benefit is shown below:

	Successor Period	Predecessor Period	
	December 31, 2010	January 1, 2010 - December 30, 2010	Year Ended December 31, 2009
Computed at statutory rate (35%)	$ -	$ (1,170,214)	$ (580,897)
Increase (decrease) resulting from:			
Tax-exempt investment income	-	(26,424)	(15,371)
State taxes	-	-	-
Dividend exclusion	-	(4,883)	(9,777)
Other	-	6,325	4
Actual tax expense (credit)	$ 0	$ (1,195,196)	$ (604,041)

The tax effects of temporary differences related to deferred taxes shown on the statements of financial condition were as follows:

	Successor Period 2010	Predecessor Period 2009
Deferred tax assets:		
Deferred bonus compensation	$ -	$ 14,652
Deferred stock appreciation rights	-	38,478
Depreciation	-	29,561
Impairments on investments	-	713,981
	0	796,672
Deferred tax liabilities:		
Unrealized gains on marketable securities	-	(391,721)
Net deferred tax asset	$ 0	$ 404,951

Through December 31, 2010 (successor period), SM&R did not file a separate federal income tax return and its income and deductions are included in the consolidated tax return filed by American National. Pursuant to a signed agreement between American National and SM&R, SM&R owes American National for federal income taxes calculated generally on a separate return basis. SM&R will receive a tax benefit of realized losses on securities if they are utilized in American National's consolidated return. SM&R recorded realized gains of $0, $846,692 and $198,853 from the sale of securities on December 31, 2010 (successor period), for the period January 1, 2010 through December 30, 2010 (predecessor period), and for the year ended December 31, 2009 (predecessor period), respectively.

The statute of limitations for the examination of federal income tax returns by the Internal Revenue Service (IRS) for years 2006 to 2009 has either been extended or has not expired. In the opinion of management, all prior year deficiencies have been paid or adequate provisions have been made for any tax deficiencies that may be upheld.

Note 6: Stock Appreciation Rights

Certain members of SM&R management participated in the American National SARs plan. The SARs granted these individuals rights to the appreciation in the fair value of a stated number of shares of common stock of American National. The SARs vested at a rate of 20 percent per year for five years and expire five years after the vesting period. American National uses the average of the high and low price on the last trading day of the period to calculate the fair value and estimated compensation expense related to the SARs. The number of rights issued under the plan was 10,600 and 10,900 as of December 31, 2010 (successor period) and 2009 (predecessor

period), respectively. As a result of the acquisition by ONE Financial, Inc. (see Note 12), on December 31, 2010 (successor period), the Company reversed the outstanding SAR accrual balance of $103,978. For the year ended December 31, 2009 (predecessor period), the Company had expenses of $180,057 and had accrued $109,938 related to the plan.

As a result of the sale of the Company on December 31, 2010 (successor period), the SAR plan remained with American National, the former parent. See Note 1 for further explanation.

Note 7: Pension Plan

SM&R was previously a participant in a multi-purpose benefit plan (the Plan) covering all eligible employees, administered by American National. SM&R may, under certain circumstances, become subject to liabilities in excess of contributions. Generally, these liabilities are contingent upon the termination, withdrawal or partial withdrawal from the Plan. SM&R has not taken any action to terminate, withdraw or partially withdraw, which would result in any material liability. Liabilities would be based upon SM&R's proportional share of the Plan's unfunded vested benefits.

As of December 31, 2010 (successor period) and 2009 (predecessor period), the vested benefit obligation of the Plan, representing the actuarial present value of vested benefits earned to date using a discount rate of 5.35 percent and 5.75 percent, respectively, was $230,299,342 and $197,414,768, respectively, and the fair market value of assets was $189,394,420 and $162,559,639, respectively. The accumulated benefit obligation of the Plan for all benefits, including those not yet vested, was $237,857,210 and $202,703,992 for 2010 (successor period) and 2009 (predecessor period), respectively. The projected benefit obligation, representing the actuarial present value of benefits earned to date modified to reflect the effect of future estimated salary increases, was $275,567,289 and $244,330,544 for 2010 (successor period) and 2009 (predecessor period), respectively. On December 31, 2010 (successor period), for the period January 1, 2010 through December 30, 2010 (predecessor period), and for the year ended December 31, 2009 (predecessor period), SM&R made contributions of $0, $411,000 and $727,635, respectively, to the Plan. The Plan Sponsor, American National, made a total contribution of $15,800,000 in 2010 (successor period) and $14,850,000 in 2009 (predecessor period). SM&R incurred pension expense of $0, $409,993 and $351,951 on December 31, 2010 (successor period), for the period January 1, 2010 through December 30, 2010 (predecessor period), and for the year ended December 31, 2009 (predecessor period), respectively.

Note 8: Subordinated Debt

SM&R had no subordinated debt at December 31, 2010 (successor period) and 2009 (predecessor period), or at any time during the years then ended.

Note 9: Net Capital Requirement

In accordance with the regulations of the SEC, SM&R must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 15 to 1. At December 31, 2010 (successor period), SM&R had net capital of $731,945, which was $631,945 in excess of its required net capital of $100,000. SM&R's ratio of aggregate indebtedness to net capital was 0.0368 to 1. At December 31, 2009 (predecessor period), SM&R had net capital of $13,376,415, which was $13,276,415 in excess of its required net capital of $100,000. SM&R's ratio of aggregate indebtedness to net capital was 0.0660 to 1.

Note 10: Disclosures About Fair Value of Assets and Liabilities

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Cash and Cash Equivalents

The carrying amount approximates fair value.

Marketable Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include investments in SM&R Investments, Inc., mutual funds and American National Investment Accounts, Inc., mutual funds. At December 31, 2010 (successor period) and 2009 (predecessor period), SM&R had no securities classified as Level 2 or Level 3.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying statements of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010 (successor period) and 2009 (predecessor period):

	Successor Period 2010			
		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$ 9,970	$ 9,970	$ -	$ -

	Predecessor Period 2009			
		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$ 10,475,263	$ 10,475,263	$ -	$ -
Certificate of deposit	148,547	148,547	-	-
Money market funds	4,679,774	4,679,774	-	-

Note 11: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Investments

The Company invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statements of financial condition.

Current Economic Conditions

The current protracted economic decline continues to present broker-dealers with difficult circumstances and challenges, which, in some cases, have resulted in large and unanticipated declines in the fair value of investments, declines in the volume of business, constraints on liquidity and difficulty obtaining needed funding. The financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect our results of operations in future periods. The current instability in the financial markets may significantly impact the volume of future brokerage transactions, which could have an adverse impact on the Company's future operating results.

In addition, given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values and realization of deferred tax assets that could negatively impact the Company's ability to maintain sufficient liquidity.

Note 12: Change in Control

Effective at the close of business on December 31, 2010, 100 percent of the outstanding common stock of the Company was acquired by ONE Financial, Inc., an Iowa Corporation and push down accounting has been applied. As a result of the acquisition, the assets and liabilities acquired were based on management's fair value assessments for current assets and current liabilities. Other intangible assets were valued based on valuations of a third party, independent valuation specialist. ONE Financial, Inc., acquired SM&R in order to expand their business and increase their total number of registered representatives.

The common stock of the Company was acquired for $1, and resulted in a bargain purchase gain. The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and the consideration received at the date of acquisition.

Assets acquired:		
Cash	$	994,860
Other current assets		32,092
Intangibles:		
Relationships with registered representatives		538,514
Brand name		73,862
Current liabilities		(26,952)
Deferred tax liability		(235,765)
Gain recognized on bargain purchase		(1,376,610)
Cash purchase price	$	1

As the result of the purchase of the stock of the Company, the intangibles noted above and the corresponding gain recognized on the bargain purchase are permanent tax differences. The intangible assets, which total $612,376 will be amortized over 10 years on a straight-line basis beginning in 2011.

Note 13: Discontinued Operations

Mutual Fund Operations

In February 2010, the Company entered into an agreement with CCM Partners (CCM), a California limited partnership, to sell its rights to receive future management fees relating to SM&R's business of providing investment management services to those mutual funds being administered by the Company. As consideration for the sale, SM&R agreed to receive a contingent consideration from CCM in an amount equivalent to 2 percent of the average daily asset value of the business transferred. Per the agreement, payments of the contingent consideration will be spread over 12 calendar quarters, beginning with the second calendar quarter after closing. The sale closed in the third quarter of 2010 and, accordingly, the payments will begin in 2011. The rights to receive future payments from CCM was assigned to American National as a result of the change in control on December 31, 2010. The results of operations for this operating segment are presented as discontinued operations in SM&R's statements of operations for the period January 1, 2010 through December 30, 2010 (predecessor period), and for the year ended December 31, 2009 (predecessor period). Cash flows related to discontinued operations have been combined with cash flows from continuing operations within each category of cash flows.

The following table summarizes income from discontinued operations:

	Predecessor Period	
	January 1, 2010 - December 30, 2010	Year Ended December 31, 2009
Revenues		
Investment advisory and service fees from affiliated registered investment companies	$ 1,327,374	$ 3,240,085
Distribution plan fees	18,551	19,396
Contingent deferred sales charges	4,320	4,026
Other income	5,317	60,069
Total revenues	1,355,562	3,323,576
Expenses		
Excess fund expenses	507,573	1,380,886
Other operating costs and expenses	1,147,101	1,036,698
Total expenses	1,654,674	2,417,584
Income (loss) from discontinued operations before income tax expense	(299,112)	905,992
Income tax expense (benefit)	(104,690)	317,097
Income (loss) from discontinued operations, net of tax	$ (194,422)	$ 588,895

Investment Advisor Operation

In October 2010, the Company entered into an agreement with Berthel, an Iowa corporation, to sell certain assets relating to SM&R's business of providing investment management services through a stock purchase agreement. The sale closed on December 31, 2010. Pursuant to the agreement, certain agents will remain with American National. The results of operations for this operating segment are presented as discontinued operations in SM&R's statements of operations for the period January 1, 2010 through December 30, 2010 (predecessor period), and for the year ended December 31, 2009 (predecessor period). Cash flows related to discontinued operations have been combined with cash flows from continuing operations within each category of cash flows.

The following table summarizes income from discontinued operations:

	Predecessor Period	
	January 1, 2010 - December 30, 2010	Year Ended December 31, 2009
Revenues		
Investment advisory and service fees:		
From parent and affiliate	$ 2,409,275	$ 2,365,937
Other	752,540	693,559
Total revenues	3,161,815	3,059,496
Expenses		
Other operating costs and expenses	1,638,031	1,989,323
Income from Discontinued Operations Before Income Tax Expense	1,523,784	1,070,173
Income Tax Expense	533,324	374,561
Income From Discontinued Operations, Net of Tax	$ 990,460	$ 695,612

Note 14: Subsequent Event

Subsequent events have been evaluated through February 25, 2011, which is the date the financial statements were available to be issued.

Supplementary Information

Securities Management and Research, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2010 (Successor Period)

Stockholder's equity		$ 1,376,612
Deductions and/or charges:		
Nonallowable assets:		
Other receivables	$ 17,535	
Intangible assets	612,376	
Prepaid expenses and other assets	14,557	644,468
Net capital before haircuts on security positions		732,144
Haircuts on investment securities		199
Net capital		$ 731,945
Aggregate indebtedness		$ 26,952
Net capital requirement		100,000
Excess net capital at 1,000%		729,251
Excess net capital at 1,500%		730,598
Ratio of aggregate indebtedness to net capital		0.0368 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2010, filed by SM&R with the SEC on Part II of the unaudited Form X-17a-5.

Securities Management and Research, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 (Continued)
December 31, 2009 (Predecessor Period)

Stockholder's equity		$ 16,155,888
Deductions and/or charges:		
Nonallowable assets:		
Due from affiliated registered investment companies	$ 40,622	
Other receivables	1,012,824	
Fixed assets	71,725	
Prepaid expenses and other assets	352,054	
Excess deductible on Fidelity Bond	-	1,477,225
Net capital before haircuts on security positions		14,678,663
Haircuts on investment securities		1,302,248
Net capital		$ 13,376,415
Aggregate indebtedness		$ 882,496
Net capital requirement		100,000
Excess net capital at 1,000%		13,288,166
Excess net capital at 1,500%		13,332,292
Ratio of aggregate indebtedness to net capital		0.0660 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1, as of December 31, 2009, filed by SM&R with the SEC on Part II of the unaudited Form X-17a-5.

BKD LLP
CPAs & Advisors

2800 Post Oak Boulevard, Suite 3200
Houston, TX 77056-6167
713.499.4600 Fax 713.499.4699 www.bkd.com

Report of Independent Registered Public Accounting Firm on Internal Control

Board of Directors
Securities Management and Research, Inc.
Marion, Iowa

In planning and performing our audit of the financial statements of Securities Management and Research, Inc., as of December 31, 2010 (successor period), and for the period from January 1, 2010 through December 30, 2010 (predecessor period), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 (successor period), to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

Houston, Texas
February 25, 2011

BKD LLP
CPAs & Advisors

2800 Post Oak Boulevard, Suite 3200
Houston, TX 77056-6167
713.499.4600 Fax 713.499.4699 www.bkd.com

Report of Independent Registered Public Accounting Firm on Application of Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Securities Management and Research, Inc.
Marion, Iowa

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) as of December 31, 2010 (successor period), and for the period from January 1, 2010 through December 30, 2010 (predecessor period), which were agreed to by Securities Management and Research, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Securities Management and Research, Inc.'s, compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Securities Management and Research, Inc.'s, management is responsible for Securities Management and Research, Inc.'s, compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17a-5 with the amounts reported in Form SIPC-7 as of December 31, 2010 (successor period), and for the period from January 1, 2010 through December 30, 2010 (predecessor period), noting no material differences.

3. Noted no adjustments to be reported on Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the listing of assessment payments noting no material differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

Houston, Texas
February 25, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2010, 20___
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012745 FINRA DEC
Securities Management and Research, Inc.
701 Tama Street, Bldg. 8
Marion, IA 52302-0868

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Seth Gilkes 319-730-5321

2. A. General Assessment (item 2e from page 2) $ 11,497

B. Less payment made with SIPC-6 filed (exclude interest) (13,695)
7/29/10
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) (2,198)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ (2,198)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(2,198)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Securities Management and Research, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16th day of February, 20 11.

CFO + VP of Finance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,311,813
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,326,377
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	(127,240)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	1,513,886
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	4,713,023
2d. SIPC Net Operating Revenues	$ 4,598,790
2e. General Assessment @ .0025	$ 11,497 (to page 1, line 2.A.)